May 2018

To ExxonMobil Shareholders:

The United Steelworkers International Union (USW) urges shareholders to vote FOR Item 7,
REPORT ON LOBBYING at the ExxonMobil Shareholder Meeting on May 30, 2018.

The proposal, Item 7, calls on ExxonMobil to prepare a report, to be updated annually, disclosing:
1) ExxonMobil’s policies and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; 2) the Company’s payments for direct and indirect lobbying, or grassroots lobbying communications, including amounts and recipients; 3) disclosure of ExxonMobil’s membership in and payments to tax-exempt organizations that write and endorse model legislation; and 4) the management’s and Board’s decision making process and oversight for making such lobbying payments.

The United Steelworkers and 25 other co-sponsors have filed this resolution for a vote [A list can be found in Appendix A].

Alongside intense public and investor attention about corporate involvement in elections, institutional investors and others have increasingly called for more transparency about corporate lobbying expenditures designed to influence legislation and regulation.

More companies are disclosing how much they spend on elections and lobbying, but some remain reticent about disclosing how much they give to groups that use corporate money to pursue political objectives—trade associations and non-profit “social welfare” organizations that have clear political goals. These intermediaries pursue often political goals at all levels of government through political contributions and lobbying.

Corporate disclosure of direct and indirect lobbying has been rapidly expanding.  Indeed, USW withdrew a similar shareholders proposal at another energy sector company last year because the standards of the proposal were met and exceeded. In addition, both ConocoPhillips and Devon Energy agreed this year to expand their lobbying disclosure in response to proposals from investors, and there have been more than 70 mutually agreed settlements for increased lobbying disclosure since 2012.1

Inadequate State and Trade Association Lobbying Disclosure
ExxonMobil spends significant company resources on lobbying at both the state and federal level. At the federal level, ExxonMobil spent $11.39 million on lobbying in 2017.2 We are concerned that the Company’s current public policy disclosures are inadequate. Although ExxonMobil provides the basic lobbying disclosures required by law, its current website lobbying disclosures omit critical information—particularly its state lobbying and trade association involvement, including its undisclosed trade association payments that are used for lobbying.

1 http://waldenassetmgmt.com/wp-content/uploads/2018/03/Announcement-of-2018-Lobbying-Disclosure-Resolutions-correct-Walden-Logo.pdf
2OpenSecrets.org, “ExxonMobil”, https://www.opensecrets.org/lobby/clientsum.php?id=D000000129&year=2017, accessed May 7, 2018.

State Lobbying – Information on ExxonMobil’s Spending Difficult to Obtain
•
Finding lobbying disclosure at the state level has been described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information for many states.[3]

•	ExxonMobil lobbied in 33 states during 2010 – 2014,[4] and in 2016 ExxonMobil had as many as 109 lobbyists registered to lobby in 28 states.[5]
•
ExxonMobil’s state-level lobbying spending is likely significant. According to a recent study that looked at disclosures from the six states with the most robust reporting requirements, ExxonMobil spent over $3.3 million between 2012 and 2015.[6]

Trade Association Blind Spot
•
Corporations contribute millions to trade associations that lobby indirectly on their behalf. Trade associations spend hundreds of millions on lobbying. For example, the U.S. Chamber of Commerce spent more than $1.4 billion on federal lobbying since 1998.

•	Exxon fails to disclose its trade association memberships, and does not disclose its trade association payments, nor the portions used for lobbying.
•
Through research, we found that ExxonMobil is a member of the American Petroleum Institute, Business Roundtable and National Association of Manufacturers, which together spent $44 million on lobbying for 2017.

Lack of Disclosure Poses Reputational Risks to Shareholder Value
USW and a broad array of investors have repeatedly engaged with ExxonMobil over its disclosures and implementing the proposal.  Despite ExxonMobil’s expanded disclosure of policy guidelines and Board oversight, we remain concerned that inadequate state lobbying and trade association disclosure by ExxonMobil presents significant risks to the corporation’s reputation. For example, Attorneys General from 14 states and the District of Columbia have partnered in the formal investigation “into whether ExxonMobil had misled investors and the public about its knowledge of climate change and how the issue could affect its business” (‘ExxonMobil Lawsuit over Climate Change Investigation Dismissed’ Associated Press, March 30, 2018).
•
According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.[7]

•
In a 2014 Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[8]

3 Nathan Layne, “Wal-Mart improves lobbying disclosure after shareholder push,” Reuters, May 13, 2015.
4 Liz Essley Whyte and Ben Wieder, “Amid federal gridlock, lobbying rises in the states,” Center for Public Integrity, February 11, 2016; https://www.publicintegrity.org/2016/02/11/19283/here-are-interests-lobbying-every-statehouse.
5 National Institute on Money in State Politics, https://www.followthemoney.org/, accessed May 7, 2018.
6 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 29. The study examined the largest 100 S&P 500 companies, adjusted for sector distribution.
7 “Reputation Risk,” The Conference Board, 2007, p. 6.
8 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4.

•
It its 10-K, ExxonMobil acknowledges its reputation as an important corporate asset in its list of risk factors that could adversely affect shareholder value.[9] The 2018 Harris Reputation Quotient ranked ExxonMobil 80th in reputation of the 100 most visible companies in the United States.[10]

The well-documented reputational risks of ExxonMobil’s lobbying and its inadequate lobbying disclosure policy highlight the critical need for ExxonMobil to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

We urge you to vote FOR Item 7, the shareholder proposal requesting a report on ExxonMobil’s lobbying expenditures.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card.

Lead Filer:  The USW is a labor union that represents about 2,500 employees at seven ExxonMobil oil refineries and petrochemical plants throughout the United States.  USW has filed this resolution for several years because we view our members as long-term stakeholders in the company’s success.  For more information please contact:  Shawn Gilchrist at 412-562-6968 or sgilchrist@usw.org.

9 ExxonMobil 2017 Form 10-K, February 28, 2018, p. 4.
10 The Harris Poll, “2017 Reputation Quotient Ratings,” http://www.theharrispoll.com/reputation-quotient, accessed April 10, 2018.

Appendix A:

CO-SPONSORS EXXONMOBIL SHAREHOLDERS RESOLUTION ON LOBBYING – 2018

•	United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union

•	Walden Asset Management

•	Fresh Pond Capital

•	Dana Investment Advisors

•	Zevin Asset Management

•	Azzad Asset Management

•	ACTIAM Responsible Index Fund

•	Dwight Hall Socially Responsible Investment Fund

•	Investor Voice

•	Congregation of the Sisters of St. Agnes

•	Northwest Women Religious Investment Trust

•	Benedictine Sisters of Baltimore

•	Benedictine Sisters of Boerne, TX

•	Mercy Investment Services

•	Daughters of Charity

•	Province of St. Joseph of the Capuchin Order

•	Needmor Fund

•	Dominican Sisters

•	Sisters of the Holy Cross

•	Sisters of St. Joseph of Boston

•	Seventh Generation

•	Missionary Oblates of Mary Immaculate

•	Sinsinawa Dominicans

•	Sisters of St. Francis Charitable Trust

•	Sisters of St. Francis of Philadelphia

•	Ursuline Sisters of Tildonk, US Province